

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 19, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Robert S. Vaters
Chief Financial Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao
Netherlands Antilles

      RE: **Orthofix International N.V.**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 12, 2009
              File No. 0-19961

Dear Mr. Vaters:

      We have reviewed your response letter dated October 23, 2009 and filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules, page 64

1. We note your response to prior comment 13. Please file the complete exhibit with your Form 10-K for the fiscal year ended December 31, 2009.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008

Item 11. Executive Compensation, page 9

Annual Incentive Program, page 13

2. While we note your response to prior comment 15, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets for a past fiscal year might be expected to affect the particular business decisions of your competitors and suppliers and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements. Please contact Tom Jones at (202) 551-3602 or Daniel Morris at (202) 551-3314 if you have questions on any other comments.

Sincerely,

Jay Webb
Reviewing Accountant